UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____

FORM 8-K

CURRENT REPORT

**PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934**

Date of Report (date of earliest event reported): August 15, 2017

ARROW FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

New York	**000-12507**	**22-2448962**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

250 Glen Street	
Glens Falls, NY	**12801**
(Address of principal executive offices)	(Zip Code)

(518) 745-1000

(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act.

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act.

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act.

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act.

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02 - Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

Appointment of CFO Edward J. Campanella. As of August 15, 2017, the board of directors of Arrow Financial Corporation (the "Company") appointed Edward J. Campanella Senior Vice President, Treasurer, and Chief Financial Officer of the Company and Executive Vice President and Chief Financial Officer of Glens Falls National Bank and Trust Company ("GFNB"), effective September 5, 2017. Mr. Campanella, age 49, most recently has served as Senior Vice President and Chief Financial Officer of Kinderhook Bank Corp. since June 2016. Before that, he served as Treasurer and Director of Finance for Opus Bank in Irvine, California from December 2013 to June 2016. Mr. Campanella holds a Bachelor's degree in business administration from Suffolk University. He has no related party transactions with the Company reportable under Item 404(a) of Regulation S-K and has no family relationships with any director, executive officer or nominee for director or executive officer of the Company or GFNB.

In connection with his appointment, Mr. Campanella has entered into an employment agreement with the Company. The term of the agreement will extend until January 31, 2020. The agreement provides that, on or before February 1, 2018, the Board of Directors of the Company and the Board of Directors of GFNB will consider and vote upon a proposal to replace the existing agreement with a new two-year employment agreement containing provisions at least as favorable to the executive as his current agreement on the date of such consideration.

Under the agreement, Mr. Campanella will receive an annual base salary of $225,000. During the term of the agreement, his annual base salary may be increased but may not be decreased. In addition to receiving the benefits available to salaried employees generally (e.g., medical, dental and life insurance coverage, participation in the qualified retirement plan), Mr. Campanella is also eligible to participate in certain other benefit and compensation plans available to key employees, including the annual incentive (bonus) plan, the long-term equity incentive plan, and the supplemental executive retirement plan.

For 2017, Mr. Campanella will be eligible to receive an annual incentive (bonus) with a target award of 30% of his base salary. Consistent with the Company's bonus plan generally, the Compensation Committee, in its sole discretion, will determine, on a case-by-case basis, whether an executive officer will receive a bonus award for the year and, if so, the amount of the bonus. Individual awards may be adjusted above or below the target amount for the participant by the Company's Compensation Committee based not only on the individual's performance but also on Company performance, with the following limitations: (i) there will be no bonus awards to an executive officer if the Company's performance is less than 90% of target performance, and (ii) if the Company's performance is greater than 110% of the target performance, the bonus awards are capped at 150% of the target payment. A description of the bonus program is included in the Company's Definitive Proxy Statement on Schedule 14A filed on March 24, 2017. Mr. Campanella's bonus award for 2017, if any, will be pro-rated based on the term of his actual employment.

The employment agreement contains a non-competition provision that is triggered upon termination of the executive's employment with the Company and/or GFNB, as applicable.

The employment agreement also provides that if, during the term of the agreement, the Company terminates Mr. Campanella's employment, other than for cause (as defined), or if he terminates his own employment for good reason (as defined), he will receive a lump-sum payment equal to the greater of (a) the amount of base salary payable to him during the remaining term of his agreement, or (b) one year's base salary. Also, under the agreement, if during the term of the agreement there is a change of control (as defined) of the Company and within 12 months after such change of control, (a) the Company terminates Mr. Campanella's employment other than for cause, or (b) he terminates his own employment for good reason (as defined), he will be entitled to receive an aggregate dollar amount, payable in installments over a two-year period following the date of his termination (or in a lump-sum, in the event of unforeseeable emergency), equal to approximately two times his average annual taxable compensation, subject to downward adjustment to reflect the value of any other change of control payments or benefits he might receive following such change of control. Additionally, Mr. Campanella shall be entitled to receive, for a period of two years following the date of his termination, medical, dental and life insurance coverage that is generally equivalent to the coverage he

held on such date, subject to employee cost sharing. However, under no circumstances will Mr. Campanella receive any payment under this change of control provision if such payment would constitute an "excess parachute payment" under the tax laws.

As previously disclosed in a current report on Form 8-K filed with the Securities and Exchange Commission February 7, 2017, Terry R. Goodemote will retire from all positions he holds as an officer of the Company and its affiliates effective as of the date of hire of his successor, which is now known to be September 5, 2017. Mr. Goodemote may remain employed with the Company after such date in an advisory capacity to support the transition to Mr. Campanella.

Item 9.01 - Financial Statements and Exhibits

Exhibits:

Exhibit No.	Description
10.1	Employment Agreement between the Company and Edward J. Campanella effective as of August 15, 2017
99	Arrow Financial Corporation Press Release dated August 16, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ARROW FINANCIAL CORPORATION

Dated: August 16, 2017   By: /s/ Thomas J. Murphy
                                          Thomas J. Murphy, President and Chief
                                          Executive Officer

EMPLOYMENT AGREEMENT

EMPLOYMENT AGREEMENT executed as of this 15 day of August, 2017 ("Agreement") among ARROW FINANCIAL CORPORATION, a New York corporation with its principal place of business at 250 Glen Street, Glens Falls, New York 12801 ("Arrow"), its wholly-owned subsidiary, GLENS FALLS NATIONAL BANK AND TRUST COMPANY, a national banking association with its principal place of business at 250 Glen Street, Glens Falls, New York 12801 (the "Bank" and collectively with Arrow, the "Company"), and Edward J. Campanella, residing at 42 Maxwell Road, Latham, New York 12110 (the "Executive"). The effective date of this Agreement shall be September 5, 2017 (the "Effective Date"). Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in Paragraph 11 of this Agreement.

Recitals

WHEREAS, Arrow and the Bank consider the maintenance of a competent and experienced executive management team to be essential to the long-term success of Arrow and the Bank; and

WHEREAS, the Executive wishes to serve Arrow and the Bank as part of such executive management team; and

WHEREAS, in this regard, Arrow and the Bank, on the one hand, and the Executive, on the other, have determined that it is in the best interests of all of the parties that the Executive serve as Senior Vice President Treasurer and Chief Financial Officer of Arrow and Executive Vice President, Chief Financial Officer of Glens Falls National Bank, pursuant to a written employment agreement and in order to secure Executive's services and skills, which are considered extraordinary, special and unique for its business and the long-term success thereof; and

WHEREAS, the parties have agreed that this Agreement will supersede and replace any and all agreements, written or oral, previously in place regarding the employment of the Executive by either Arrow or the Bank, except for compensatory or employee benefit plans applicable to employees of Arrow and/or the Bank generally or to certain groups or sub-groups of employees of which the Executive is a member, and awards or award agreements issued to the Executive under such plans; and

NOW, THEREFORE, in furtherance of the interests described above and in consideration of the respective covenants and agreements herein contained, the parties hereto agree as follows:

1.   **Employment.** Arrow and the Bank will employ the Executive, and the Executive agrees to be employed by Arrow and the Bank, for the Term of this Agreement, as defined in Section 2 (such employment, the "Employment"). Arrow and the Bank agree to employ the Executive and the Executive agrees to serve as Senior Vice President Treasurer and Chief Financial Officer of Arrow and Executive Vice President, Chief Financial Officer of Glens Falls National Bank, with such duties as are described in Section 3 and subject to the other terms and conditions of this Agreement.

2.   Term.

(a)   <u>Term</u>. The term of Employment of the Executive under this Agreement ("Term") shall commence on the Effective Date and, unless the Executive becomes a Retired Early Employee under Paragraph 6 of this Agreement or such Employment is earlier terminated as provided in Paragraph 7 of this Agreement, shall expire on January 31, 2020.

(b)   <u>Annual Review</u>. On or before February 1, 2018, each of the Arrow Board and the Bank Board will consider and vote upon a proposal to extend to the Executive an offer to replace this Agreement with a new employment agreement (the "Replacement Agreement") commencing on the date of such anniversary. The Replacement Agreement (i) will be for a new term of two (2) years, (ii) will provide for a base annual salary for the Executive at commencement of the Replacement Agreement at least equal to the base annual salary of the Executive as of the last day immediately preceding such commencement, (iii) subject to Paragraph 5(b) hereof, will provide for other benefits having an aggregate value to the Executive at least equal to the aggregate value of the other benefits provided to the Executive as of the last day immediately preceding such commencement, and (iv) will contain other terms and conditions relating to the Executive's position and duties, place of performance, rights upon a Change of Control of Arrow and rights in connection with any early Termination of Employment of the Executive that are, in each such instance, at least as favorable to the Executive as the terms and conditions relating to such matters under this Agreement, and generally shall be as favorable to the Executive as is this Agreement, as of the last day immediately preceding such commencement. If the Arrow Board and the Bank Board shall determine to offer such a Replacement Agreement to the Executive and the Executive shall accept, this Agreement shall terminate at 11:59 p.m. on the day prior to the commencement date of the Replacement Agreement and the Replacement Agreement shall take effect at 12:00 midnight on such commencement date.

If prior to any anniversary of the Effective Date of this Agreement, either the Arrow Board or the Bank Board shall not have offered a Replacement Agreement to the Executive under the preceding subparagraph of this Paragraph 2(b) (a "Non-Offer"), or the Executive, having been offered such a Replacement Agreement, shall not have accepted such Replacement Agreement (a "Non-Acceptance" and with either such Non-Offer or Non-Acceptance constituting a "Non-Renewal"), this Agreement and the Employment of the Executive hereunder shall nevertheless continue in full force and effect until the expiration of the Term of this Agreement in accordance with the terms hereof, and the rights and obligations of each of the parties hereunder, including the rights and obligations of the parties under this Paragraph 2(b), shall continue unchanged during the remaining Term of this Agreement, despite such Non-Renewal except as may be specifically provided otherwise in this Agreement.

3.   Position and Duties. The Executive shall serve as the Senior Vice President Treasurer and Chief Financial Officer of Arrow and Executive Vice President, Chief Financial Officer of Glens Falls National Bank and shall have such duties, responsibilities, and authority as normally attend such positions or as may reasonably be assigned to the Executive from time to time by the Arrow Board, the Bank Board or the Chief Executive Officer of Arrow or the Bank. The Executive shall devote substantially all his working time and efforts to the business and affairs of Arrow and the

Bank, provided however, that the Executive may, with the approval of the Arrow Board and the Bank Board, serve as a director or officer of any non-competing business or engage in any other activity, including but not limited to, charitable or community activity, to the extent that such does not inhibit the performance of his duties hereunder or otherwise violate this Agreement.

4.   Place of Performance. In connection with the Executive's Employment hereunder, the Executive shall be based at the principal executive offices of Arrow or the Bank, except for required travel on business. Arrow or the Bank shall furnish the Executive with office space, administrative assistance, and such other facilities and services as shall be suitable to the Executive's position and adequate for the performance of his duties hereunder.

5.   Compensation.

(a)   Salary. The base annual salary of the Executive shall be $225,000**,** payable by Arrow and/or the Bank in equal bi-weekly installments (i.e., every two weeks) or at such other intervals as shall constitute the regular payroll practice of Arrow and/or the Bank.   Such base annual salary shall be effective as of September 5, 2017. The Executive's base annual salary may be increased from time to time in accordance with the normal business practices of Arrow and the Bank, as determined by the Arrow Board and the Bank Board, and, if so increased, such base annual salary shall not thereafter during the Term be decreased and the obligation of the Bank or Arrow hereunder to pay the Executive's base annual salary shall thereafter relate to such increased base annual salary. Compensation of the Executive by base annual salary payments shall not prevent the Executive from participating in any other compensation or benefit plan of Arrow or the Bank in which he is entitled to participate and participation in any such other compensation or benefit plan shall not in any way limit or reduce the obligation of each of Arrow and the Bank to pay the Executive's base annual salary hereunder.

(b)   Other Benefits. In addition to the compensation provided for in subparagraph (a) above, the Executive shall be entitled during the Term (i) to participate in any and all employee benefit programs or stock purchase programs of Arrow or the Bank now or hereafter in effect and open to participation by qualifying employees of Arrow or the Bank generally including, but not limited to, employee incentive plans (cash or equity), the retirement plan, supplemental retirement plan, employee stock purchase plan and employee stock ownership plan of Arrow or the Bank, and (ii) to enjoy certain personal benefits provided by Arrow or the Bank including, but not limited to:

            i.   life insurance on the life of the Executive, at no cost to the Executive, under a group plan maintained by Arrow;

            ii.   disability insurance for the Executive, at no cost to the Executive, under a group plan maintained by Arrow;

            iii.   comprehensive medical and dental insurance under a group plan provided by Arrow, with the Executive to pay only those amounts required to be paid thereunder by covered employees generally under the cost-sharing arrangements in effect from time to time under such plan;

iv.   reimbursement in full of all business, travel and entertainment expenses incurred by the Executive in performing his duties hereunder; and

v.   fully paid vacation during each calendar year in accordance with the vacation policies of Arrow in effect from time to time.

Neither Arrow nor the Bank shall make any material changes in any of the personal benefits specified in this Agreement adversely affecting the Executive unless such change occurs pursuant to a program applicable to all executive officers of Arrow or the Bank, as the case may be, and the adverse effect on the Executive is not proportionately greater than the adverse effect of the change on any other executive officer of Arrow or the Bank previously enjoying such benefit.

Premiums for the above-described insurance programs will be payable in accordance with the Bank's regular monthly premium payments applicable to such insurance programs. Reimbursement of expenses shall be paid not later than the last day of the calendar year following the calendar year in which the expenses were incurred.

6.   Termination of Employment following Change of Control.

(a)   <u>Retired Early Employee</u>. If (i) a Change of Control occurs during the Term of Employment hereunder, and (ii) within twelve (12) months after such Change of Control, either (x) Arrow and the Bank deliver to the Executive an advance written notice of Termination of Employment of Executive without Cause, which such notice shall comply with the requirements of Paragraph 11(ff) hereof, or (y) the Executive delivers to Arrow and the Bank an advance written notice of a Termination of Employment of Executive for Good Reason, which such notice shall comply with the requirements of Paragraph 11(ee) hereof, then, upon subsequent effectiveness of such Termination of Employment (either such termination, if effected under this Paragraph 6(a), a "Termination of Employment of Executive as a Retired Early Employee"), the Executive (sometimes referred to herein as a "Retired Early Employee") will, following such a Termination of Employment, be entitled to receive, upon the effective date of such Termination of Employment, <u>such payments</u> (in addition to any other payments then receivable by him) as are provided hereafter in this Paragraph 6.

(b)   <u>Cash Payments and Benefits</u>.

i.   Subject to Paragraph 8, in the event of a Termination of Employment of Executive as a Retired Early Employee, Arrow or the Bank shall, commencing on the effective date of such Termination of Employment and continuing throughout the Pay-out Period, make equal monthly payments to the Executive (which shall not be deemed base annual salary payments) in an amount such that the present value of all such payments, determined as of the date of such Termination of Employment, equals two hundred percent (200%) of the Base Amount. Subject to Paragraph 8, if at any time during the Pay-out Period the Arrow Board in its sole discretion shall determine, upon application of the Retired Early Employee supported by substantial evidence, that the Retired Early Employee has experienced an unforeseeable emergency, as defined in Code Section 409A and the regulations thereunder, Arrow or the Bank shall make available to the Retired Early Employee, in one (1) lump sum payment, an amount up to the amount needed to relieve such

unforeseeable emergency (including taxes reasonably anticipated as a result of such lump sum payment) but not greater than the present value of all monthly payments remaining to be paid to him in the Pay-out Period, calculated as of the date of such determination by the Arrow Board, for the purpose of relieving such unforeseeable emergency to the extent the same has not been or may not be relieved by (A) reimbursement or compensation by insurance or otherwise, (B) liquidation of the Retired Early Employee's assets (to the extent such liquidation would not itself cause severe financial hardship), or (C) distributions from other benefit plans. If (A) the lump sum amount thus made available is less than (B) the present value of all such remaining monthly payments, Arrow or the Bank shall continue to pay to the Retired Early Employee monthly payments for the duration of the Pay-out Period, but from such date forward such monthly payments will be in a reduced amount such that the present value of all such reduced payments, calculated as of the date of such determination, will equal the difference between (B) and (A), above. The Retired Early Employee may elect to waive any or all payments due him under this subparagraph.

ii.   In the event of a Termination of Employment of Executive as a Retired Early Employee, Arrow or the Bank shall provide the Executive during the Pay-out Period with medical, dental and life insurance coverage maintained by Arrow that is generally equivalent to the coverage held by the Executive (including dependent coverage, as applicable) immediately prior to such Termination of Employment, subject to general changes in such group plan offerings by Arrow or the Bank from time to time during the Pay-out Period and further subject to payment by the Executive of any amounts which would be required to be paid by the Executive if the Executive was then employed by Arrow or the Bank under the cost‑sharing arrangements then in effect from time to time, which cost-sharing amounts may be deducted from the cash payments required to be made by Arrow or the Bank under Paragraph 6(b)(i) above. The cost of any such medical and dental coverage which is self-funded by Arrow or Bank will be included in the taxable income of Executive to the extent it is paid directly or indirectly by Arrow or Bank. Notwithstanding the foregoing, Arrow's and the Bank's obligations under this Paragraph 6(b)(ii) shall terminate to the extent that the Executive becomes eligible for medical, dental and life insurance coverage from a new employer; provided, however, that the Executive shall be under no obligation to seek other employment or gainful pursuit during the Pay-out Period as a result of this Agreement.

(c)   Death of Retired Early Employee. If the Retired Early Employee dies before receiving all monthly cash payments payable to him as a Retired Early Employee under Paragraph 6(b)(i) above, the Bank shall pay to the Executive's spouse, or if the Executive leaves no spouse, to the estate of the Executive, one (1) lump sum payment in an amount equal to the present value of all such remaining unpaid monthly payments, determined as of the date of death of the Executive. Such amount shall be paid within thirty (30) days of the Executive's death, provided that the spouse may not designate the calendar year of payment.

(d)   Indemnification of Executive. To the fullest extent permitted under applicable law, in the event a Change of Control and a Termination of Employment of Executive as a Retired Early Employee occurs, Arrow and the Bank shall indemnify the Executive for all legal fees and expenses subsequently incurred by the Executive in seeking to obtain or enforce any right or benefit provided under this Agreement related to such events, provided, however, that such right to indemnification will not apply if and to the extent that a court of competent jurisdiction shall

determine that any such fees and expenses have been incurred as a result of the Executive's bad faith. Indemnification payments payable hereunder by Arrow and the Bank shall be made not later than thirty (30) days after a request for payment has been received from the Executive with such evidence of indemnifiable fees and expenses as Arrow or the Bank may reasonably request, provided, however, that such indemnification and reimbursement payments shall not be made later than the last day of the calendar year following the calendar year in which the expenses were incurred.

(e)   No Offset. Except as is contemplated by Paragraph 6(b)(ii) above, amounts payable to the Executive as a Retired Early Employee under this Paragraph 6 shall not be subject to any offset or reduction for (i) any amounts owed or claimed to be owed by the Executive to Arrow or the Bank or their Affiliates or (ii) any amounts of compensation or income received or generated by the Executive as a result of any other employment or self-employment of the Executive during the Pay-out Period. The Executive shall be under no obligation to seek other employment or gainful pursuit during the Pay-out Period as a result of this Agreement, and shall be prohibited from accepting certain other forms of employment and from engaging in certain other types of business during the Pay-out Period (as well as during certain other post-Termination of Employment periods) as and to the extent specified in Paragraph 9 of this Agreement.

(f)   Allocation. If the Executive should elect to become a Retired Early Employee under this Paragraph 6 and as a result of such election should become entitled to receive certain cash payments during the Pay-out Period as set forth above, Arrow shall determine, as soon as practicable following its receipt from the Executive of written notice of such election, the amount, if any, of such future cash payments that may properly be allocated to the Executive's future performance of his obligations not to compete with, solicit customers or employees from, or disparage Arrow or its Affiliates under Paragraph 9 of this Agreement, with such allocation to be expressed as a single dollar amount equal to the present value determined as of the date of Termination of Employment, of the amounts of the required future payments thus allocated. When thus determined, the dollar amount of this allocation shall be communicated by Arrow to the Executive.

(g)   Excess Parachute Payment.

i.   Anything in this Agreement to the contrary notwithstanding, to the extent that any Company provided payment, distribution or benefit in favor of the Executive (within the meaning of Section 280G of the Code and the regulations thereunder), whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise (the "Change of Control Termination Total Payments"), is or will be subject to the excise tax imposed under Section 4999 of the Code (the "Excise Tax"), then the Change of Control Termination Total Payments shall be reduced (but not below zero) to the extent that, and only to the extent that, such reduction in the Change of Control Termination Total Payments would result in the Executive not being subject to the Excise Tax. Unless the Executive shall have given prior written notice specifying a different order to the Company to effectuate the foregoing, the Company shall reduce or eliminate the Change of Control Termination Total Payments, by first reducing or eliminating the portion of the Change of Control Termination Total Payments which are payable in cash and then by reducing or eliminating non-cash payments, in each case in reverse order beginning with payments or benefits which are

to be paid the farthest in time from the date of the Change of Control. Any notice given by the Executive pursuant to the preceding sentence shall take precedence over the provisions of any other plan, arrangement or agreement governing the Executive's rights and entitlements to any benefits or compensation.

ii.   The determination of whether the Change of Control Termination Total Payments shall be reduced as provided in Paragraph 6(g)(i) above and the amount of such reduction (the "Section 4999 Determination") shall be made at the Company's expense by an accounting firm selected by the Executive from among the six largest accounting firms in the United States or at the Executive's expense by an attorney selected by the Executive. Such accounting firm or attorney shall provide its Section 4999 Determination, together with detailed supporting calculations and documentation to the Company and the Executive not later than thirty (30) days after the effective date of the Termination of Employment of Executive as a Retired Early Employee. If such firm or attorney determines that no Excise Tax is payable by the Executive with respect to the Change of Control Termination Total Payments, it shall furnish the Executive with an opinion reasonably acceptable to the Executive that no Excise Tax will be imposed with respect to any such payments and, absent manifest error, such determination shall be binding, final and conclusive upon the Company and the Executive. If such firm or attorney determines that an Excise Tax would be payable, the Company shall have the absolute right to accept such determination as to the extent of the reduction, if any, pursuant to Paragraph 7(g)(i) above, or if the Company so chooses, at its sole discretion, to have such determination reviewed by another accounting firm selected by the Company, at the Company's expense. If the Company's accounting firm is different from an accounting firm that makes such determination, and does not agree with such latter accounting firm, a third accounting firm shall be jointly chosen by the two firms, in which case the determination of such third accounting firm shall be binding, final and conclusive upon the Company and the Executive.

7.   Early Termination of Employment. In addition to any Termination of Employment of Executive as a Retired Early Employee under Paragraph 6 of this Agreement, a Termination of Employment of Executive may occur prior to the normal expiration of the Term under the circumstances and with the consequences set forth below.

(a)   Termination of Employment for Cause. At any time during the Term of Employment under this Agreement, and subject to the provisions of this Paragraph 7(a), either Arrow or the Bank may effect a Termination of Employment of Executive for Cause if and only if the applicable standards set forth herein are met. Notwithstanding the foregoing, any such Termination of Employment of Executive for Cause shall not become effective unless and until:

i.   reasonable advance notice is given to the Executive in writing setting forth the "for Cause" reasons Arrow or the Bank intends to effect such Termination of Employment of Executive for Cause;

ii.   not sooner than thirty (30) days after delivery to the Executive of such notice, an opportunity is provided for the Executive to be heard before the Arrow Board or the Bank Board with counsel; and

iii.   after such hearing or opportunity to be heard, written notice of final Termination of Employment of Executive for Cause is delivered to the Executive, setting forth the specific reasons therefore, which Termination of Employment shall be effective as of the date of the delivery of such notice.

Any Termination of Employment of Executive for Cause by Arrow or the Bank (including delivery of the notice specified in subsection (i), above) shall require the affirmative vote of at least two-thirds (2/3) of the entire Arrow Board or the Bank Board. The Executive will not be entitled to any further compensation for any period subsequent to the effective date of such Termination of Employment, except for payments, if any, payable in accordance with the then current plans and policies of Arrow or the Bank. Any attempted Termination of Employment of Executive for Cause initiated by Arrow or the Bank under this Paragraph 7(a), by delivery to the Executive of the advance written notice specified in subsection (i) above, that follows the initiation of any other attempted Termination of Employment of Executive under any other provision of this Agreement, by delivery of advance written notice of such earlier attempted Termination of Employment (any such, an "Earlier Termination") by the party effecting such Termination of Employment to the other party or parties, shall be disregarded such that the Earlier Termination shall govern the procedures applicable to the Termination of Employment of Executive, the effective time of such Termination of Employment, and the consequences of such Termination of Employment, including the compensation and other benefits payable to the Executive as a result thereof, except in each case as may otherwise be required by law, by the affirmative language of applicable statute, regulation or judicial or administrative order, and not by implication alone.

(b)   Termination of Employment Without Cause. At any time during the Term of Employment under this Agreement, either Arrow or the Bank may effect, pursuant to this Paragraph 7(b) and in accordance with the requirements set forth in Paragraph 11(ff) below, a Termination of Employment of Executive without Cause, provided, however, that any attempt to do so under circumstances that would also qualify such Termination of Employment as a Termination of Employment of Executive without Cause under Paragraph 6(a) of this Agreement, that is, as a Termination of Employment of Executive without Cause following a Change in Control that meets the conditions set forth in Paragraph 6(a), will be deemed a Termination of Employment of Executive without Cause under Paragraph 6(a), and not a Termination of Employment of Executive without Cause under this Paragraph 7(b). In the event of a Termination of Employment of Executive without Cause under this Paragraph 7(b), on the effective date of such Termination of Employment, Arrow or the Bank shall pay to the Executive, and the Executive shall be entitled to receive, one (1) lump sum payment in a dollar amount equal to the greater of (i) the total amount of base annual salary payments which would have been payable to the Executive during the period extending from such effective date until the normal expiration date of Employment under this Agreement as in effect at such time, had there been no early Termination of Employment of Executive without Cause (and assuming the Executive otherwise would have remained employed throughout such period and that his base annual salary would have remained unchanged throughout such period), or (ii) an amount

equal to one hundred percent (100%) of the current base annual salary of the Executive on the effective date of such Termination of Employment.

(c) Termination of Employment for Good Reason. At any time during the Term of Employment under this Agreement, the Executive may effect at his own discretion, pursuant to this Paragraph 7(c), a Termination of Employment of Executive for Good Reason, provided, however, that any attempt to do so under circumstances that would also qualify such Termination of Employment as a Termination of Employment of Executive for Good Reason under Paragraph 6 (a) of this Agreement, that is, as a Termination of Employment of Executive for Good Reason following a Change in Control that meets the conditions set forth in Paragraph 6(a), will be deemed a Termination of Employment of Executive for Good Reason under Paragraph 6(a), and not a Termination of Employment of Executive for Good Reason under this Paragraph 7(c). In the event of a Termination of Employment of Executive for Good Reason under this Paragraph 7(c), on the effective date of such Termination of Employment, Arrow or the Bank shall pay to the Executive, and the Executive shall be entitled to receive, one (1) lump sum payment in a dollar amount equal to the dollar amount of the lump sum payment the Executive would have been entitled to receive had a Termination of Employment of Executive without Cause under Paragraph 7(b) above occurred on such date, and under identical circumstances except for the identity of the party effecting such Termination of Employment and the existence of Good Reason.

(d) Termination of Employment for Disability. If, as a result of the Executive's incapacity due to physical or mental illness, the Executive shall not have performed his duties hereunder on a full time basis for six (6) consecutive months, Arrow or the Bank may effect a Termination of Employment of Executive for Disability upon thirty (30) days' written notice. Such Termination of Employment of Executive for Disability shall require the affirmative vote of a majority of the entire Arrow Board or Bank Board. The compensation of the Executive during any period of disability prior to the effective date of such Termination of Employment of Executive for Disability shall be the amounts normally payable to him in accordance with this Agreement, reduced by the sum of the amounts, if any, paid to the Executive for such period under disability benefit plans maintained by Arrow or the Bank. The Executive shall not be entitled to any further compensation from Arrow or the Bank for any period subsequent to the effective date of such Termination of Employment of Executive for Disability, except for payments, if any, payable in accordance with the then current plans and policies of Arrow or the Bank.

(e) Termination of Employment upon Death. Upon the death of Executive during the Term of Employment hereunder (and simultaneous Termination of Employment of Executive upon Death), the Executive's estate or beneficiaries, as applicable, shall not be entitled to any further compensation for any period subsequent to the date of death, except for payments, if any, payable in accordance with the then current plans and policies of Arrow or the Bank, including death benefits.

(f) Other Early Terminations of Employment. The Employment of Executive may be terminated before the normal expiration of the Term hereof under certain other circumstances, not otherwise addressed in Paragraphs 6 or 7 hereof, as follows:

(i)   Retirement. Executive may terminate his Employment hereunder upon retirement at or after attaining retirement or early retirement age under any retirement plan of Arrow and its Affiliates then in effect with respect to which Executive is a covered person ("Retirement"). Upon any such Termination of Employment of Executive due to Retirement, Executive shall not be entitled to any further compensation for any period subsequent to the effective date of such Termination of Employment for Retirement, except for payments, if any, payable in accordance with the then current plans and policies of Arrow or the Bank including applicable post-retirement benefits and payments provided to or for the Executive under retirement, severance and similar plans of Arrow, the Bank or their Affiliates then in effect as to which the Executive participates.

(ii)   Termination by Executive without Good Reason. If the Executive determines, at his own discretion, to terminate his Employment prior to the expiration of the Term of Employment hereunder, without Good Reason and in the absence of the Retirement or Disability of the Executive (any such, a "Termination of Employment of Executive without Good Reason"), including any such Termination of Employment of Executive without Good Reason effected by the Executive following his Non-Acceptance of a Replacement Agreement, Executive shall not be entitled to any further compensation for any period subsequent to the effective date of such Termination of Employment of Executive without Good Reason, except for payments, if any, payable in accordance with the then current plans and policies of Arrow or the Bank including applicable qualified or non-qualified employee benefit plans or policies covering Executive or under any other applicable agreements with Executive. Under no circumstances will Executive effect a Termination of Employment of Executive without Good Reason, except after delivery of advance written notice thereof to Arrow or the Bank, and the effective date of any such Termination of Employment of Executive without Good Reason shall be the thirtieth (30th) day following delivery of such written notice, or such other day as may be mutually agreed upon by Arrow and the Executive.

(iii)   Termination as a Result of Liquidation, Dissolution, Order, Etc. If the Employment of Executive by Arrow or the Bank is terminated prior to the expiration date of this Agreement as a result of the liquidation, dissolution or winding up of the affairs of Arrow or the Bank or the involuntary closing of the Bank by bank regulators prior to such date, or by virtue of any order or decree of any court or administrative or regulatory agency or body with jurisdiction over Arrow or the Bank ordering or requiring the Termination of Employment of Executive by either or both such entities prior to such expiration date, Executive shall have no right to receive from Arrow or the Bank, and neither Arrow nor the Bank shall have any obligation to pay or provide to Executive, any compensation or benefits, other than such base annual salary payments and normal benefits as may be required to be paid or provided to the Executive through the effective date of the Termination of Employment of Executive; provided, however, that nothing herein shall reduce or affect any obligations that Arrow or the Bank may have to Executive under any other agreement with Executive or under any qualified or non-qualified employee benefit plan or policy covering Executive or under any plan of liquidation or dissolution adopted by Arrow or the Bank in connection with any such liquidation, dissolution or winding up.

8.   Delayed Payment of Benefits. Notwithstanding anything in the foregoing to the contrary, if the Executive is a "specified employee," as defined in Code Section 409A and the regulations thereunder, on the date of his Termination of Employment, amounts that constitute nonqualified deferred compensation subject to Code Section 409A that would otherwise have been paid during the six-month period immediately following the date of such Termination of Employment shall be paid on the first regular payroll date immediately following the six-month anniversary of such Termination of Employment, with interest to be paid on each such amount, the payment of which is then delayed, at the rate of yield on U.S. Treasury Bills with the earliest maturity date that occurs at least six months after such date of such Termination of Employment (as reported in the Wall Street Journal) from such date of Termination of Employment to the date of actual payment. Reimbursements or payments directly to the service provider for health care expenses incurred during such six month period, plus reimbursements and in-kind benefits in an amount up to the applicable dollar limit on elective deferrals to a 401(k) plan under Section 402(g)(1)(B) of the Code, and other amounts that do not constitute nonqualified deferred compensation subject to Section 409A shall not be subject to such six month delay requirement.

9.   Non-Competition; Non-Solicitation; Non-Disparagement. Arrow and its Affiliates are engaged in the businesses of banking, lending, trust operations and providing financial, property, casualty and health insurance and investment adviser services and products (collectively, the "Business"). As a senior executive, Executive provides services that are unique, special and/or extraordinary to the Business in which Arrow and its Affiliates engage, and have access to and will learn of trade secrets of Arrow and its Affiliates and confidential information pertaining to their customers. The provisions of Paragraphs 9 and 10 are agreed by the parties to be reasonable and necessary to protect the goodwill of Arrow's and its Affiliates' Business, the good will of special/ long-term customer relationships, Arrow's and its Affiliates' confidential information and trade secrets (including but not limited to information concerning their customers, marketing studies, marketing strategies, acquisition plans, costs, personnel and financial performance) and confidential customer information and to protect against unfair competition by an employee whose services are special, unique and/or extraordinary to the Business of Arrow and its Affiliates and their long-term success. Accordingly, the Executive agrees as follows:

(a)   Non-Compete. For a period of two (2) years following the effective date of Termination of Employment of the Executive by any party for any reason (excluding death), including any Termination of Employment following a Change in Control under Paragraph 6 of this Agreement, the Executive will not, directly or indirectly: (1) engage in the business of banking, lending, trust operations or providing financial, property, casualty, or health insurance or investment adviser services or products anywhere in the Designated Area or (2) manage, operate, or control, or accept or hold a position as a director, officer, employee, agent or partner of or adviser or consultant to, or otherwise perform substantial services for or provide advice to, any bank or insured financial institution or other corporation or entity engaged in the business of banking, lending, trust operations or providing financial, property, casualty, or health insurance or investment adviser services and products (directly or through a subsidiary), excluding Arrow and its Affiliates (any such other bank, institution, corporation or entity, a "Financial Institution"), if, as of the effective date of such Termination of Employment, such Financial Institution has any office or branch located within the Designated Area or has immediate plans to establish any office or branch within the Designated

11

Area. For purposes of the preceding sentence, the "Designated Area" as of any particular time will consist of all counties in the State of New York in which Arrow or any of its Affiliates maintains an office or branch through which it engages in Business or has acted to establish an office or a branch through which it will engage in Business. The provisions of this paragraph shall not prohibit Executive during such two-year period from working for a company whose principal business is providing property, casualty or health insurance, private equity investments, or serving as a securities broker if Executive is engaged solely in that business and not in the business of providing banking, lending or trust services. The term financial services means financial products associated with the business of banking, including in particular but not limited to credit cards, debit cards, checking and savings accounts, and money market funds.

(b) Non-Solicitation. For a period of two (2) years following the effective date of Termination of Employment of the Executive by any party for any reason (excluding death), the Executive will not, directly or indirectly,

(i) acting on behalf of any Financial Institution, regardless of where such Financial Institution is located or doing business, solicit any banking, lending or trust business or the business of providing financial, insurance or investment adviser services or products business for such Financial Institution from, or otherwise seek to obtain as a customer or client of such Financial Institution, any person or entity that, to the knowledge of the Executive, was a customer or client of Arrow or any of its Affiliates, and whom Executive, or anyone supervised directly or indirectly by Executive, worked with, at any point during the one-year period immediately preceding the effective date of such Termination of Employment; or

(ii) acting on behalf of any other corporation or entity, including any Financial Institution, regardless of where such other corporation or entity is located or doing business, employ, recruit or solicit as an employee of such corporation or entity or retain or seek to retain as an agent or consultant of such corporation or entity, any individual employed by or retained as an agent or consultant of Arrow or any of its Affiliates in furtherance of their Business at any point during the one-year period immediately preceding the effective date of such Termination of Employment if such individual possesses knowledge of any trade secrets or confidential customer information of Arrow or any of its Affiliates, or provided services that were unique and/or extraordinary to Arrow or its Affiliates in their Business and Executive worked with or directly or indirectly managed such individual at any time during the last year of Executive's Employment.

(c) Non-Disparagement. For a period of ten (10) years following the effective date of Termination of Employment of the Executive by any party for any reason (excluding death), the Executive will not, directly or indirectly, make any statements, declarations, announcements, assertions, remarks, comments or suggestions, orally or in writing, that individually or collectively are, or may be construed as being, defamatory, derogatory, negative, or disparaging to Arrow or its Affiliates (including any successor to Arrow or its Affiliates by merger or acquisition or any of such successor's affiliates), or to any director, officer, controlling shareholder, member, employee or agent of any of the foregoing.

It is the intention of the parties to restrict the activities of the Executive under this Paragraph 9 only to the extent necessary for the protection of the legitimate business interests of Arrow and/or its

Affiliates, and the parties specifically covenant and agree that should any of the clauses or provisions of the restrictions set forth herein, under any set of circumstances, be held by a court of competent jurisdiction to be illegal, invalid or unenforceable under present or future laws effective, then and in that event, the court so holding may reduce the extent or duration of such restrictions or effect any other change to such restrictions to the extent necessary to render such restrictions enforceable by said court to the maximum extent permissible under applicable law. The enforceability of the provisions of this Paragraph 9 shall not be affected by the existence or non-existence of any agreement with similar terms between Arrow and another employee, or by the failure of Arrow or its Affiliates to enforce, or their agreement to waive or change, the terms of any such agreement with another employee containing similar terms. This Paragraph 9 shall survive termination of this Agreement in accordance with its terms.

10.   Confidential Information. The Executive specifically acknowledges that all information pertaining to Arrow or its Affiliates received by him during the course of his employment which has been designated confidential, constitutes a trade secret or otherwise has not been made publicly available, including, without limitation, plans, strategies, projections, analyses, and information pertaining to customers or potential customers, is the exclusive property of Arrow and its Affiliates, and the Executive covenants and agrees not to disclose any of such information, without the express prior written consent of the Arrow Board or the Chief Executive Officer of Arrow, during his employment hereunder or after Termination of Employment, to anyone not employed or engaged by Arrow or an Affiliate thereof to render services to it. The Executive further covenants and agrees that he will not at any time use any such information, without such express prior written consent, for his own benefit or the benefit of any party other than Arrow or its Affiliates. This Paragraph 10 shall survive termination of this Agreement.

11.   Definitions. The following capitalized terms when used in this Agreement shall have the following meanings.

(a) "Affiliate" means any corporation or other business entity that from time to time is, along with Arrow, a member of a controlled group of businesses, as defined in Sections 414(b) and 414(c) of the Code, provided that the language "at least 50 percent" shall be used instead of "at least 80 percent" each place it appears in such test. A corporation or other business entity is an Affiliate only while a member of such group.

(b) "Agreement" shall have the meaning set forth in the introductory paragraph hereof.

(c) "Annual Compensation" shall mean, for any given taxable year of the Executive, all compensation payable by Arrow or the Bank to the Executive that is includible in the gross income of the Executive for such year for federal income tax purposes, plus any amount of salary otherwise payable by Arrow or the Bank to the Executive for such year (A) that is deferred under Section 401(k) of the Code under any plan maintained by Arrow or the Bank permitting such deferrals, or (B) that is deferred by the Executive under any nonqualified retirement or income deferral plan maintained by Arrow or the Bank, to the extent deferred amounts under such plan are excludable for federal income tax purposes from the gross income of the deferring employee in the year of deferral.

(d) "Arrow" shall mean Arrow Financial Corporation.

(e) "Arrow Board" shall mean the Board of Directors of Arrow.

(f) "Bank" shall mean Glens Falls National Bank and Trust Company.

(g) "Bank Board" shall mean the Board of Directors of the Bank.

(h) "Base Amount" shall mean an amount equal to the average Annual Compensation of the Executive for the most recent five (5) taxable years ending before the date on which a Change of Control occurred.

(i) "Change of Control" means:

(i) The acquisition by one person, or more than one person acting as a group, of ownership of stock of Arrow that, together with stock held by such person or group, constitutes more than 50% of the total fair market value or total voting power of the stock of the Arrow;

(ii) The acquisition by one person, or more than one person acting as a group, of ownership of stock of Arrow that, together with stock of Arrow acquired during the twelve-month period ending on the date of the most recent acquisition by such person or group, constitutes 30% or more of the total voting power of the stock of Arrow;

(iii) A majority of the members of the Arrow Board are replaced during any twelve-month period by directors whose appointment or election is not endorsed by a majority of the members of the Arrow Board before the date of the appointment or election; or

(iv) One person, or more than one person acting as a group, acquires (or has acquired during the twelve-month period ending on the date of the most recent acquisition by such person or group) assets from Arrow that have a total gross fair market value (determined without regard to any liabilities associated with such assets) equal to or more than 40% of the total gross fair market value of all of the assets of Arrow immediately before such acquisition or acquisitions.

Persons will not be considered to be acting as a group solely because they purchase or own stock of the same corporation at the same time, or as a result of the same public offering. However, persons will be considered to be acting as a group if they are owners of a corporation that enters into a merger, consolidation, purchase or acquisition of stock, or similar business transaction with Arrow.

This definition of Change of Control shall be interpreted in accordance with, and in a manner that will bring the definition into compliance with, the regulations under Section 409A of the Code.

(j) "Change of Control Termination Total Payments" shall have the meaning set forth in Paragraph 6(g) hereof.

(k) "Code" shall mean the Internal Revenue Code of 1986, as amended.

(l) Intentionally omitted.

(m) "Designated Area" shall have the meaning set forth in Paragraph 9(a) hereof.

(n) "Effective Date" shall have the meaning set forth in the introductory paragraph hereof.

(o) "Employment" shall have the meaning set forth in Paragraph 1 hereof.

(p) "Excise Tax" shall have the meaning set forth in Paragraph 6(g)(i) hereof.

(q) "Executive" shall mean Edward j. Campanella.

(r) "Financial Institution" shall have the meaning set forth in Paragraph 9(a) hereof.

(s) "Non-Acceptance" shall have the meaning set forth in Paragraph 2(b) hereof.

(t) "Non-Offer" shall have the meaning set forth in Paragraph 2(b) hereof.

(u) "Non-Renewal" shall have the meaning set forth in Paragraph 2(b) hereof.

(v) "Pay-out Period" shall mean the period commencing on the date of Termination of Employment and ending two years thereafter.

(w) "Replacement Agreement" shall have the meaning set forth in Paragraph 2(b) hereof.

(x) "Retired Early Employee" shall have the meaning set forth in Paragraph 6 hereof.

(y) "Retirement" shall have the meaning set forth in Paragraph 7(f)(i) hereof.

(z) "Section 4999 Determination" shall have the meaning set forth in Paragraph 6(g)(ii) hereof.

(aa) "Term" shall have the meaning set forth in Paragraph 2(a) hereof.

(bb) "Termination of Employment" or "Termination of Employment of Executive" means the separation from service of the Executive, as defined in the regulations under Section 409A of the Code, with and from Arrow and its Affiliates. Generally, for purposes of Section 409A, a separation from service means a decrease in the performance of services to no more than 20% of the average for the preceding 36-month period, disregarding leaves of absence of up to six months where there is a reasonable expectation the Executive will return.

(cc) "Termination of Employment of Executive as a Retired Early Employee" means a Termination of Employment of Executive pursuant to Paragraph 6(a) hereof, that is, either a Termination of Employment of Executive without Cause or a Termination of Employment of Executive for Good Reason, in either case, following a Change in Control and otherwise meeting the requirements of Paragraph 6(a) hereof.

(dd) "Termination of Employment of Executive for Cause" shall mean a termination of the Employment of Executive by Arrow or the Bank pursuant to Paragraph 7(a) for any one or more of the following "Causes:"

(i) any willful misconduct by the Executive which is materially injurious to Arrow or the Bank or their Affiliates, monetarily or otherwise;

(ii) any willful failure by the Executive to follow the reasonable directions of the Arrow Board or the Bank Board;

(iii) any failure by the Executive substantially to perform any reasonable directions of the Arrow Board or the Bank Board (other than failure resulting from disability or death), within thirty (30) days after delivery to the Executive by the respective Board of a written demand for substantial performance, which written demand shall specifically identify the manner in which the respective Board believes that the Executive has not substantially performed;

(iv) any inability of the Executive to serve as an officer or director of any subsidiary company, or perform any substantial portion of Executive's duties hereunder, by reason of any order of the Federal Deposit Insurance Corporation, the Office of the Comptroller of Currency, or any other regulatory authority or agency having jurisdiction over Bank or any of its Affiliates; or

(v) intentionally providing false or misleading information to, or otherwise misleading, the Arrow Board, the Bank Board or any committee thereof.

(ee) "Termination of Employment of Executive for Good Reason" means any Termination of Employment of Executive, effected by the Executive, in his sole discretion, following Executive's discovery of a Good Reason for such Termination of Employment (as defined below), and meeting all of the requirements for such Termination of Employment set forth below. Any such Termination of Employment of Executive for Good Reason shall be deemed to have been effected under Paragraph 7(c) of this Agreement unless it meets all of the conditions for a Termination of Employment of Executive for Good Reason under Paragraph 6(a) hereunder, in which event it shall be deemed to have been effected under Paragraph 6(a). Any Termination of Employment of Executive for Good Reason under this Agreement will be commenced upon, and only upon, delivery of advance written notice thereof by the Executive to Arrow or the Bank, which written notice must be delivered, if such Termination of Employment is to become effective, not later than ninety (90) days after the discovery by the Executive of the Good Reason underlying such Termination of Employment (and, if the Termination of Employment of Executive for Good Reason is being effected under Paragraph 6(a) of this Agreement, not later than one (1) year after the date of the Change in

Control the occurrence of which is a pre-condition to the right of Executive to effect such a Termination of Employment under Paragraph 6(a)). The written notice of termination delivered by the Executive to Arrow or the Bank shall (i) state that the Termination of Employment of Executive for Good Reason is being effected under Paragraph 6(a) or Paragraph 7(c), as appropriate, (ii) identify with reasonable particularity the Good Reason or Good Reasons underlying the Termination of Employment, and (iii) specify the effective date of such Termination of Employment, which shall be a date not less than thirty (30) days nor more than one hundred eighty (180) days after the delivery of such notice to Arrow or the Bank, as determined by the Executive. If, prior to the effective date of the Termination of Employment of Executive specified in the written notice, Arrow or the Bank is able to remedy in full, and remedies in full, the circumstances underlying or constituting the Good Reason or Good Reasons identified by the Executive in the written notice, then such Good Reason or Good Reasons shall be deemed cured and the Termination of Employment of Executive for Good Reason shall be deemed null and void, effective upon execution of written affidavit of cure signed by Arrow and the Bank and consented to by the Executive, such consent not to be unreasonably withheld. For purposes of any Termination of Employment of Executive for Good Reason, "Good Reason" shall mean (i) the occurrence of a Non-Offer of a Replacement Agreement pursuant to Paragraph 2(b) hereof; (ii) a material diminution in the Executive's title, authority, duties, or responsibilities; (iii) Executive is required to relocate more than 100 miles from the base location at which Executive currently performs his employment duties; or (iv) the occurrence of a material breach by the Company of any provision of this Agreement.

(ff) "Termination of Employment of Executive without Cause" means any Termination of Employment of Executive by Arrow or the Bank prior to normal expiration of the Term of Employment hereunder, for any reason or no reason, that does not qualify as a Termination of Employment of Executive for Cause or otherwise meet the definition of any other Termination of Employment of Executive hereunder. Any such Termination of Employment of Executive without Cause shall be deemed to have been effected under Paragraph 7(b) of this Agreement unless it meets all the conditions for a Termination of Employment of Executive without Cause under Paragraph 6(a) hereunder, in which event it shall be deemed to have been effected under Paragraph 6(a). Any Termination of Employment of Executive without Cause under this Agreement will be commenced upon, and only upon, delivery of advance written notice thereof by Arrow or the Bank to Executive, stating that such Termination of Employment is a Termination of Employment of Executive without Cause under Paragraph 6(a) or Paragraph 7(b) of this Agreement, as appropriate, and specifying the effective date of such Termination of Employment, which shall be a date not less than thirty (30) days nor more than ninety (90) days after the date of delivery of such notice to Executive, as determined by Arrow or the Bank. Any such Termination of Employment of Executive without Cause (including the delivery of the required written notice of termination) shall require the affirmative vote of not less than two-thirds (2/3) of the entire Arrow Board or Bank Board.

12.   Successors and Assigns; Assumption by Successors. This Agreement is a personal services contract which may not be assigned by Arrow or the Bank to, or assumed from Arrow or the Bank by, any other party without the prior consent of the Executive. All rights hereunder shall inure to the benefit of the parties hereto, their personal or legal representatives, heirs, successors and assigns. Arrow will require any successor (whether direct or indirect, by purchase, assignment, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of Arrow

in any consensual transaction expressly to assume this Agreement and to agree to perform hereunder in the same manner and to the same extent that Arrow would be required to perform if no such succession had taken place. References herein to "Arrow" or the "Bank" will be understood to refer to the successor or successors of Arrow or the Bank, respectively.

13.   Notices. Any notice required or desired to be given hereunder shall be in writing and shall be deemed given when delivered personally or sent by certified or registered mail, postage prepaid, to the addresses of the other parties set forth in the first Paragraph of this Agreement, provided that all notices to Arrow or the Bank shall be directed in each case to the Chief Executive Officer thereof.

14.   Waiver of Breach. Waiver by any party of a breach of any provision shall not operate as or be construed a waiver by such party of any subsequent breach hereof.

15.   Invalidity. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provisions, which shall remain in full force and effect.

16.   Entire Agreement; Written Modification; Termination. This Agreement contains the entire agreement among the parties concerning the employment of the Executive by Arrow and the Bank. No modification, amendment or waiver of any provision hereof shall be effective unless in writing specifically referring hereto and signed by the party against whom such provision as modified or amended or such waiver is sought to be enforced. This Agreement shall terminate as of the time Arrow or the Bank makes the final payment which it may be obligated to pay hereunder or provides the final benefit which it may be obligated to provide hereunder, or, if later, as of the time the last remaining restriction set forth in Paragraph 9 expires. Paragraph 10 shall survive termination of this Agreement.

17.   Performance by Arrow or Bank. Performance under this Agreement by Arrow and the Bank, including the payment of any amounts provided for hereunder, are subject to applicable law and regulation including payments prohibited under 12 CFR 359 and any other payment restrictions on executive compensation under applicable banking law and regulation**.** Any obligation of Arrow or the Bank to make a payment under any provision of this Agreement shall be deemed an obligation of both parties to make such payment, and the making of such payment by either such party shall be deemed performance of the obligation to pay by both such parties.

18.   Company Policies or Guidelines. In consideration of the Executive's employment with Arrow and the Bank, Executive agrees that his compensation and benefits provided for hereunder or otherwise by Arrow or the Bank are subject to (i) applicable laws and regulations as are in effect from time to time, and (ii) current or subsequently adopted policies or guidelines issued by the Arrow Board or the Bank Board , in each case, impacting such compensation or benefits pursuant to the terms of such applicable laws, regulations, policies or guidelines (e.g., clawback or incentive compensation recoupment policies and/or stock ownership guidelines).

19.   Counterparts. This Agreement may be made and executed in counterparts, in which case all counterparts shall be deemed to constitute one original document for all purposes.

20.   Governing Law. This Agreement is governed by and is to be construed and enforced in accordance with the laws of the State of New York without reference to conflicts of law principles.

21.   Section 409A Compliance. The parties intend that all provisions of this Agreement comply with the requirements of Internal Revenue Code Section 409A to the extent applicable. No provision of this Agreement shall be operative to the extent that it will result in the imposition of the additional tax described in Code Section 409A(a)(1)(B)(i)(II). If any provision hereof is reasonably deemed to contradict Section 409A, the parties agree to revise, to the extent practicable, the Agreement as necessary to comply with Section 409A and fulfill the purpose of the voided provision. Nothing in this Agreement shall be interpreted to permit accelerated payment of nonqualified deferred compensation, as defined in Section 409A, or any other payment in violation of the requirements of Section 409A. With respect to reimbursements that constitute taxable income to Executive, no such reimbursements or expenses eligible for reimbursement in any calendar year shall in any way affect the expenses eligible for reimbursement in any other calendar year and Executive's right to reimbursement shall not be subject to liquidation in exchange for any other benefit.

22.   Authorization. Arrow and the Bank represent and warrant that the execution of this Agreement has been duly authorized by resolution of their respective boards.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties have executed or caused to be executed this Agreement as of August 15, 2017.

ARROW FINANCIAL CORPORATION

By:____/s/ Thomas J. Murphy_____
Thomas J. Murphy, President and Chief Executive Officer

GLENS FALLS NATIONAL BANK AND TRUST COMPANY

By:____/s/ Thomas J. Murphy_____
Thomas J. Murphy, President and Chief Executive Officer

 "**EXECUTIVE**"

/s/ Edward J. Campanella_____
Edward J. Campanella
Senior Vice President Treasurer and Chief Financial Officer of Arrow and Executive Vice President, Chief Financial Officer of Glens Falls National Bank

NEWS RELEASE

ARROW Financial Corporation

250 Glen Street
Glens Falls, NY 12801

NASDAQ® Symbol: "AROW"
Website: arrowfinancial.com

Media Contact: Blake Jones
Tel: (518) 415-4274
Fax: (518) 761-6741

Arrow Financial Corporation Names Edward Campanella CFO

GLENS FALLS, N.Y. (August 16, 2017) - Today Arrow Financial Corporation (NasdaqGS® - AROW) announced Edward J. Campanella will join the company as Senior Vice President, Treasurer and Chief Financial Officer for Arrow, and Executive Vice President and Chief Financial Officer for the Company's lead subsidiary, Glens Falls National Bank and Trust Company, effective September 5.

Mr. Campanella will be responsible for planning and management of all finance, treasury and accounting functions for Arrow, which reached a record $2.7 billion in assets at the end of the second quarter. He will be based in Glens Falls and report to Arrow President and Chief Executive Officer Tom Murphy.

"We are pleased to welcome Ed to our leadership team," said Mr. Murphy. "His expertise in interest rate risk and liquidity management, balance sheet management, investment portfolio management and treasury products will be invaluable as we build upon Arrow's strong financial footing and continued growth."

Mr. Campanella added, "I'm honored to join the extremely talented team at Arrow Financial and I'm excited to contribute to the ongoing success of the institution."

Mr. Campanella, who is currently serving as CFO of National Union Bank of Kinderhook, brings 19 years of finance and banking experience to Arrow. Prior leadership roles include Treasurer and Director of Finance at Opus Bank in Irving, California, and Treasurer at Cambridge Savings Bank in Cambridge, Massachusetts. He began his career in finance as an analyst for Darling Consulting Group.

A Latham resident, Mr. Campanella earned a bachelor's degree in Business Administration from Suffolk University in Boston. He succeeds Terry Goodemote, who in February announced his intent to retire as Arrow CFO after more than 20 years of service to the Company, including more than 10 years as the Chief Financial Officer.

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Arrow Financial Corporation is a multi-bank holding company headquartered in Glens Falls, New York, serving the financial needs of northeastern New York. The Company is the parent of Glens Falls National Bank and Trust Company and Saratoga National Bank and Trust Company. Other subsidiaries include North Country Investment Advisers, Inc.; two property and casualty insurance agencies: McPhillips Insurance Agency, which is a division of Glens Falls National Insurance Agencies, LLC, and Upstate Agency, LLC; and Capital Financial Group, Inc., an insurance agency specializing in the sale and servicing of group health plans.